Green China Resources, Inc.
Level 29, Central Plaza
381 Huai Hai Zong Road
Shanghai, 200020, China

December 16, 2008

<u>Via Fax and Edgar</u>
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Jay Williamson, Esq.

> Re: Green China Resources, Inc.
> <u>SEC File No: 333-151842</u>

Ladies and Gentlemen:

       In connection with the Registration Statement on Form S-4 (File No. 333-151842) of Green China Resources, Inc. (the "Company"), the undersigned hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of the effective date of said Registration Statement to 4:50 p.m. on December 16, 2008, or as soon thereafter as practicable.

       In connection with the Registration Statement, the Company acknowledges that:

       (1)   Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

       (2)   The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

       (3)   The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

GREEN CHINA RESOURCES, INC.

By: _____
David Y. Chen,
President

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